December 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Laura Nicholson

Re:	Dragoneer Growth Opportunities Alpha Corp.
Draft Registration Statement on Form S-1
Submitted October 13, 2020
CIK No. 0001827076

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Alpha Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects revisions to the above-referenced draft Registration Statement confidentially submitted to the Commission on October 13, 2020 (the “Draft Registration Statement”). The Amended Draft Registration Statement has been revised in response to the comment letter addressed to the Company dated November 9, 2020 from the staff of the Commission (the “Staff”), as well as certain other updated information.

The Staff’s comment, as reflected in the Comment Letter, is reproduced in italics below, and the response of the Company is shown below the comment.

Draft Registration Statement on Form S-1 Submitted October 13, 2020

Use of Proceeds, page 74

1.	Total gross proceeds assuming the over-allotment option is exercised should be $119,300,000 rather than the $19,300,000 presented. Please revise.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Draft Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 596-9575.

Very truly yours,

By:	/s/ Christopher J. Capuzzi
Name:	Christopher J. Capuzzi
Title:	Partner

cc:	Marc Stad (Dragoneer Growth Opportunities Alpha Corp.)